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3·1·2004

SECU[...]MMISSION

04002151

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glaucon Capital Partners, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Carlton Drive
(No. and Street)

Mt. Kisco (City) NY (State) 10549 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn D. Haye 914-666-4789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eric J. Fernandez + Co.
(Name – *if individual, state last, first, middle name*)

895 West Main Street (Address) West Dundee (City) IL (State) 60118-2050 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dawn D. Haye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glaucon Capital Partners, L.L.C., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

EDGAR GEOVANY CHACON
Notary Public, State of New York
No. 01CH6083430
Qualified in Westchester County
Commission Expires November 12, 2008
2/12/04

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2003 AND 2002

CONTENTS

EJF ERIC J. FERNANDEZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Members of Glaucon Capital
Partners, L.L.C.

We have audited the accompanying statements of financial condition of Glaucon Capital Partners, L.L.C. (a Limited Liability Company) as of December 31, 2003 and 2002, and the related statements of income, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States of America generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over-all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial condition of Glaucon Capital Partners, L.L.C. as of December 31, 2003 and 2002, and the statements of income and cash flows for the years then ended in conformity with United States of America generally accepted accounting principles.

Eric J. Fernandez & Co.

West Dundee, Illinois
January 9, 2004

895 West Main Street • West Dundee, IL 60118-2050 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050-5528 • Telephone 815/344-7720 • Fax 815/344-7773

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
CURRENT ASSETS:		
Cash	$ 40,910	$ 76,260
Accounts receivable	130	639,375
Prepaid expenses	6,062	5,457
Total current assets	**47,102**	**721,092**
Total assets	**$ 47,102**	**$ 721,092**
CURRENT LIABILITIES:		
Accounts payable	$ 188	$ -
Deferred revenue	-	7,500
Accrued and reimbursable expenses	675	5,325
Total current liabilities	**863**	**12,825**
MEMBERS' EQUITY	**46,239**	**708,267**
	$ 47,102	**$ 721,092**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES:		
Transaction fees	$ 476,680	$ 1,308,750
Retainer fees	150,000	290,833
Membership fees	2,400	1,500
Total revenues	**629,080**	**1,601,083**
EXPENSES:		
Consulting	50,000	62,500
Travel and entertainment	18,930	4,393
Registered representative	16,582	-
Professional services	8,198	5,055
Regulatory fees	5,740	5,529
Advertising	1,834	-
Telephone and Internet	1,700	1,019
Conference fees	975	-
Filing fees	600	-
Insurance	403	300
Association dues	325	-
Office supplies	167	1,171
Printing	160	-
Professional development	65	735
Miscellaneous	229	599
Total expenses	**105,908**	**81,301**
Net income	**$ 523,172**	**$1,519,782**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
BALANCE, BEGINNING OF YEAR	$ 708,267	$ 85,986
Add: Net income	523,172	1,519,782
	1,231,439	**1,605,768**
Less: Member distributions	1,185,200	897,501
BALANCE, END OF YEAR	**$ 46,239**	**$ 708,267**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 523,171	$1,519,782
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable	639,245	(598,375)
Increase in prepaid expenses	(604)	(1,154)
Decrease in current liabilities	(11,962)	(6,378)
Total adjustments	626,679	(605,907)
Net cash provided by operations	**1,149,850**	**913,875**
CASH FLOWS FROM FINANCING ACTIVITES:		
Distributions to members	(1,185,200)	(897,501)
Net cash used in financing activities	**(1,185,200)**	**(897,501)**
NET INCREASE (DECREASE) IN CASH	**(35,350)**	**16,374**
Cash at beginning of year	**76,260**	59,886
CASH AT END OF YEAR	**$ 40,910**	**$ 76,260**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Glaucon Capital Partners, L.L.C. (the "Company") is a Delaware limited liability company formed in December 1999 for the purpose of conducting business as a broker/dealer in securities. The Company's operations consist of wholesaling and retailing private placements of debt and equity securities on a best efforts basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company promptly transmits all funds and securities, does not hold funds of securities for customers and effectuates all financial transactions between the broker or dealer and customers through designated bank accounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT BANKING

Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Such investment banking transaction fees are recorded at the time the transaction is completed and the income is reasonably determinable.

REVENUE RECOGNITION

The company enters into individual contracts with each respective client. It is therefore the Company's policy to recognize revenue according to each individual contract agreement.

INCOME TAXES

The Company has elected under the Internal Revenue Code to be a Limited Liability Company. The Partners of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal and State income taxes has been included in these financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers its accounts receivable, which are customer obligations incurred during the normal course of business, to be fully collectible; accordingly, no allowance for doubtful accounts is required.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $40,047 and $5,000, respectively.

3. TRANSACTIONS WITH RELATED PARTY

The company is 50% owned by Glaucon Capital, L.L.C. Glaucon Capital, L.L.C. receives a consulting fee from the Company from time to time for special services rendered. For the year ended December 31, 2003 and 2002 consulting fees paid to Glaucon Capital, L.L.C. totaled $40,047 and $62,500, respectively.

4. MAJOR CLIENTS/SUPPLIERS

For revenues received from three of its clients, the Company received approximately 42%, 38%, 0% and 3%, 10%, 82% of the Company's revenues for the years ended 2003 and 2002, respectively.

SUPPLEMENTARY INFORMATION

EJF ERIC J. FERNANDEZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Members of
Glaucon Capital Partners, L.L.C.

We have audited the accompanying financial statements of Glaucon Capital Partners, L.L.C. for the year ended December 31, 2003 and have issued our report thereon dated January 9, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eric J. Fernandez & Co

West Dundee, Illinois
January 9, 2004

895 West Main Street • West Dundee, IL 60118-2050 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050-5528 • Telephone 815/344-7720 • Fax 815/344-7773

SCHEDULE I
GLAUCON CAPITAL PARTNERS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Members' equity	$ 46,239
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	46,239
Add subordinated borrowings allowable in computation of net capital	-
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable	130
Prepaid expenses	6,062
	6,192
	40,047
Haircuts on securities	-
Net capital	$ 40,047

There is no material difference between Glaucon Capital Partners, L.L.C.'s computation of its net capital requirements and the computation as provided by Eric J. Fernandez & Co. Therefore, no reconciliation is provided.

SCHEDULE II
REPORT ON INTERNAL CONTROL REQUIRED
BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

The Members of
Glaucon Capital Partners, L.L.C.

In planning and performing our audit of the financial statements of Glaucon Capital Partners, L.L.C., for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the computations of net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in conformity with U.S generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

895 West Main Street • West Dundee, IL 60118-2050 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050-5528 • Telephone 815/344-7720 • Fax 815/344-7773

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eric J. Fernandy & Co.

West Dundee, Illinois
January 9, 2004